Latin America Discovery Fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders
of the Fund was held on June 14, 2001. The
 following is a summary of the proposal
presented and the total number of shares voted:
Proposal:

1. To elect the following Directors:
	Votes in	Votes
	Favor of	Against
Ronald E. Robison	8,253,952	     90,991
Gerard E. Jones	8,251,434	     93,509
Barton M. Biggs	6,539,008	1,805,935
William G. Morton, Jr.	8,268,662	     76,281
John A. Levin	6,553,355	1,791,588